================================================================================

                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549


                                    FORM 11-K


                  [X] ANNUAL REPORT PURSUANT TO SECTION 15 (D)
                       OF THE SECURITIES EXCHANGE ACT OF 1934

                     FOR THE FISCAL YEAR ENDED JUNE 30, 2000

                                       OR

                [ ] TRANSITION REPORT PURSUANT TO SECTION 15 (D)
                      OF THE SECURITIES EXCHANGE ACT OF 1934


              TXU DEFERRED COMPENSATION PLAN FOR OUTSIDE DIRECTORS

                           Commission File No. 1-12833


                                    TXU CORP.


               Energy Plaza, 1601 Bryan, Dallas, Texas 75201-3411


           (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)


================================================================================

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
FINANCIAL STATEMENTS

     The following statements are furnished for the Plan:

          Statements of Financial Condition at June 30, 2000 and 1999........  3

          Statements of Income and Changes in Plan Equity for the
           years ended June 30, 2000, 1999 and 1998..........................  4

          Notes to Financial Statements......................................  5

          Schedules I, II and III have been omitted because the required information is shown in the financial statements or notes, or the information is not applicable to this plan.


INDEPENDENT AUDITORS' REPORT.................................................  7

PLAN ADMINISTRATOR'S SIGNATURE...............................................  8

EXHIBIT

    The following exhibit is filed herewith:

          Independent Auditors' Consent......................................  9

              TXU DEFERRED COMPENSATION PLAN FOR OUTSIDE DIRECTORS

                        STATEMENTS OF FINANCIAL CONDITION

                                                                                       June 30,
                                                                                -----------------------
ASSETS AND PLAN EQUITY                                                             2000        1999
                                                                                   ----        ----
Investment in Securities of Participating Employer --
  Common stock of TXU Corp.,
  At fair value as determined by quoted market prices
  (Historical cost: 2000 -- $1,524,430; 1999 -- $1,206,365) (Note 4).........   $1,177,136   $1,321,183

Dividends receivable.........................................................       23,942       18,333

Interest receivable..........................................................           11            5

Cash and cash equivalents....................................................        2,096        1,209
                                                                                ----------   ----------
     Total Assets and Plan Equity............................................   $1,203,185   $1,340,730
                                                                                ==========   ==========


See accompanying Notes to Financial Statements.

              TXU DEFERRED COMPENSATION PLAN FOR OUTSIDE DIRECTORS

                 STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY

                                                                    For the Year Ended June 30,
                                                              --------------------------------------
                                                                 2000          1999          1998
                                                                 ----          ----          ----
Additions (deductions):
     Net investment income:
       Dividends on common stock of TXU Corp................. $   92,257    $   73,547    $   68,511
       Interest..............................................        881         1,097           490
                                                              ----------    ----------    ----------
         Net investment income...............................     93,138        74,644        69,001
                                                              ----------    ----------    ----------

     Appreciation (depreciation) of investments (Note 4).....   (462,099)       14,506       218,087
                                                              ----------    ----------    ----------
     Contributions and deposits (Note 5):
       Participating directors' compensation deferrals.......    202,500       225,000       183,750
       Company matching......................................    202,500       225,000       183,750
                                                              ----------    ----------    ----------
         Total contributions and deposits....................    405,000       450,000       367,500
                                                              ----------    ----------    ----------

           Total additions...................................     36,039       539,150       654,588
                                                              ----------    ----------    ----------
     Withdrawals, lapses and forfeitures:
       Distributions to participants.........................    173,584       533,993             -
       Distributions to plan sponsor.........................          -            20           800
       Reversions............................................          -        34,015             -
                                                              ----------    ----------    ----------
           Total withdrawals, lapses and reversions..........    173,584       568,028           800
                                                              ----------    ----------    ----------

         Net additions (deductions)..........................   (137,545)      (28,878)      653,788

Plan Equity, Beginning of Year...............................  1,340,730     1,369,608       715,820
                                                              ----------    ----------    ----------

Plan Equity, End of Year..................................... $1,203,185    $1,340,730    $1,369,608
                                                              ==========    ==========    ==========


See accompanying Notes to Financial Statements

              TXU DEFERRED COMPENSATION PLAN FOR OUTSIDE DIRECTORS

                          NOTES TO FINANCIAL STATEMENTS


1.   Name Change -- In May 2000, Texas Utilities Company (TXU or the Company)
     -----------
     changed its corporate name to TXU Corp. In connection with that change, the Deferred Compensation Plan for Outside Directors of Texas Utilities Company was changed to the TXU Deferred Compensation Plan for Outside Directors.

2.   Plan Description -- The TXU Deferred Compensation Plan for Outside
     ----------------
     Directors (Plan) was approved and authorized by the Board of Directors of the Company on May 19, 1995, effective July 1, 1995. Members of the Board of Directors of the Company who are not current or former officers or employees of the Company or any of its subsidiaries (Outside Directors) are eligible to participate in the Plan. The Plan allows Outside Directors of the Company to defer a percentage of their compensation, which is defined as the annual Board retainer. The Company will make a matching award equal to 100% of such deferred compensation. The maturity period, elected by the participants, is not fewer than 3 years and not more than 10 years. In the event a participant's service is terminated because of death or disability, all amounts in the participant's account shall mature upon such termination. If the participant terminates service prior to the end of a Plan Year, the deferred amount, the Company match and the dividend equivalent credits will be recomputed as of the termination date. In the event a participant's termination results for reasons other than death or disability, all amounts credited to an account, except as provided in the event of a participant's termination prior to the end of a Plan Year, shall mature at the end of the applicable maturity period.

     The number of participants at both June 30, 2000 and 1999 was 7.

3.   Summary of Significant Accounting Policies:
     ------------------------------------------

     Basis of Accounting -- The financial statements of the Plan are prepared
     -------------------
     under the accrual method of accounting.

     Use of Estimates -- The preparation of financial statements requires the
     ----------------
     use of significant estimates and assumptions by management. Actual results could differ from those estimates.

     Expenses -- All costs and expenses of the Plan and its administration,
     --------
     except expenses incurred in the acquisition or disposition of investments, are paid by the Company (Plan Sponsor).

4.   Plan Investments -- The cost, market value and appreciation (depreciation)
     ----------------
     of investments at June 30, 2000, 1999 and 1998 are as follows:

                                                                     Number of  Historical    Market    Appreciation
                                                                      Shares       Cost       Value    (Depreciation)
                                                                     ---------  ----------  ---------- --------------
     Common Stock of TXU Corp. - June 30, 2000 ....................  39,904(a)  $1,524,430  $1,177,136  $ (462,099)
     Common Stock of TXU Corp. - June 30, 1999 ....................  31,884(b)  $1,206,365  $1,321,183  $   14,506
     Common Stock of TXU Corp. - June 30, 1998 ....................  32,472(c)  $1,208,438  $1,351,626  $  218,087


------------------------
(a)Represents 0.0151% of the outstanding shares of common stock of TXU Corp. (264,078,369 at June 30, 2000).
(b)Represents 0.0114% of the outstanding shares of common stock of TXU Corp. (280,875,819 at June 30, 1999).
(c)Represents 0.0116% of the outstanding shares of common stock of TXU Corp. (279,572,743 at June 30, 1998).

The investment in the Company's common stock (stated in terms of performance units for each participant) is stated at market value based upon the last reported sale price on recognized exchanges on the last business day of the Plan Year. The cost basis of plan investments is determined on an average cost basis.

Net plan investments values at June 30, 2000, 1999 and 1998 were $29.50, $41.44 and $41.63 per unit, respectively.

              TXU DEFERRED COMPENSATION PLAN FOR OUTSIDE DIRECTORS

                          NOTES TO FINANCIAL STATEMENTS

5.   Plan Contributions -- Contributions by the Company and participants'
     ------------------
     compensation deferrals for the years ended June 30, 2000, 1999 and 1998 were as follows:

                                      Participating
                                        Directors'
                                      Compensation  Contributions     Total
                                        Deferrals    By Companies  Contributions
                                        ---------    ------------  -------------

          June 30, 2000................  $202,500     $202,500      $405,000
          June 30, 1999................  $225,000     $225,000      $450,000
          June 30, 1998................  $183,750     $183,750      $367,500

6.   Distributions Payable -- For amounts maturing on June 30, 2000,
     ---------------------
     distributions were made on July 20, 2000 for maturing Director deferrals and matching awards in the amount of $300,198, attributable to Plan Years ending June 30, 1996, 1997 and 1998.

     For amounts maturing on June 30, 1999, distributions were made on July 20, 1999 for maturing Director deferrals and matching awards in the amount of $173,584 for the Plan Year ending June 30, 1997.

     For amounts maturing on June 30, 1998, distributions were made on July 20, 1998 for maturing Director deferrals and matching awards in the amount of $307,067, attributable to the Plan Year ending June 30, 1996. Additionally, payments were made to the designated beneficiaries of retired and/or deceased Directors in the amount of $226,926. A reversion resulted in a return to the Company in the amount of $34,015.

7.   Federal Income Taxes -- The Plan does not, and is not intended to, meet the
     --------------------
     requirements of a tax-qualified plan under Section 401(a) of the Internal Revenue Code (Code). Therefore, the trust which the Company has established under the Plan in order to provide Plan benefits is not exempt from federal income taxes under Section 501 (a) of the Code.

     Based on the Code and the regulations thereunder as currently in effect:

     (a) A participant's elective deferrals under the Plan, matching awards, incentive awards, and any dividends, interest or other income thereon will not be subject to federal income tax until the year such amounts are paid or otherwise made available to the participant.

     (b) Elective deferrals under the Plan are not deductible by the participant on his or her federal income tax return, since elective deferrals are not includable in the participant's income.

     (c) Amounts distributed under the Plan will be taxable as ordinary income to the participant in the year of such distribution.

8.   Amendment or Termination -- The Company's Board of Directors may amend,
     ------------------------
     terminate, or suspend the Plan at any time. An amendment or modification of the Plan may affect active participants as well as future participants, but no amendment or modification of the Plan for any reason may diminish any participant's account as of the effective date thereof. Upon termination of the Plan, the deferred amount, matching award, and dividend equivalent credits will be recomputed as of the date of termination.

INDEPENDENT AUDITORS' REPORT


Organization and Compensation Committee,
  TXU Deferred Compensation Plan for Outside Directors:

We have audited the statements of financial condition of the TXU Deferred Compensation Plan for Outside Directors as of June 30, 2000 and 1999 and the related statements of income and changes in plan equity for each of the three years in the period ended June 30, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan at June 30, 2000 and 1999 and the related plan income and changes in plan equity for each of the three years in the period ended June 30, 2000, in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Dallas, Texas
August 17, 2000

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Organization and Compensation Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                            TXU DEFERRED COMPENSATION PLAN FOR OUTSIDE DIRECTORS


                                         By     /s/ Peter B. Tinkham
                                           -------------------------------------
                                                   Plan Administrator
                                         Organization and Compensation Committee

September 27, 2000